51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Qwick Media Inc. (the “Company”)
104 – 8331 Eastlake Drive
Burnaby, BC  V5A 4W2

Item 2   Date of Material Change

February 6, 2019

Item 3   News Release

The news release was disseminated on February 15, 2019 through Stockwatch and Market News.

Item 4   Summary of Material Change

The Company announced that it has appointed Kevin McMillan and Glenn Cumyn as directors of the Company, effective February 6, 2019.

Item 5   Full Description of Material Change

5.1          Full Description of Material Change

The material change is fully described in Item 4 above and in the attached News Release.

5.2          Disclosure for Restructuring Transactions

N/A

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7   Omitted Information

None

Item 8   Executive Officer

Ross Tocher
CEO
Phone: 604.818.4909

Item 9   Date of Report

February 15, 2019

QWICK MEDIA INC.

CSE (CNSX): SNP
OTC: QWICKF

NEWS RELEASE

QWICK MEDIA ANNOUNCES APPOINTMENT OF TWO DIRECTORS

Vancouver, BC, February 15, 2019 – Qwick Media Inc. (CSE: QMI; OTC: QWICKF) (the “Company” or “Qwick”) is pleased to announce that it has appointed Glenn Cumyn and Kevin McMillan to the board of directors.  The Company’s board of directors now consists of: Ross Tocher, Ted Cowie, Glenn Cumyn and Kevin McMillan.

Mr. McMillan, resident of Alberta, Canada, has been the President of SFE Global since 1999.  Prior to SFE Global, Mr. McMillan worked in project management in the oil and gas sector in oilfield production for major projects in North America, Romania, Russia and Yemen.

Mr. Glenn Cumyn, resident of British Columbia, Canada, has been the Secretary/Treasurer of SFE Global since 2002.  He is a graduate of BCIT in Civil Engineering Technology and Construction Management.  Prior to founding SFE Global in 1991, Mr. Cumyn worked for large scale hazardous material abatement companies as a project manager.

The CSE has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

QWICK MEDIA INC.

Ross Tocher
CEO

For further information, please contact:

Ross Tocher
Telephone: 604-818-4909
Email: ross@qwickmedia.com